Filed Pursuant to Rule 433

Registration Statement No. 333-210279

PerkinElmer, Inc.

Pricing Term Sheet

€500,000,000 1.875% Notes due 2026

Issuer:	PerkinElmer, Inc.

Ratings:	Baa3 (stable outlook) / BBB (stable outlook) / BBB (stable outlook) (1)

Trade Date: Settlement Date: Security Type:	July 12, 2016 T+5; July 19, 2016 (2) Senior Unsecured Notes

Offering Format:	SEC Registered

Principal Amount:	€500,000,000

Interest Payment Dates:	Annually on July 19 of each year, beginning July 19, 2017

Maturity Date:	July 19, 2026

Coupon:	1.875%

Price to Public:	99.118%, plus accrued interest, if any, from July 19, 2016

Net Proceeds to Issuer:	€492,340,000

Yield to Maturity:	1.973%

Benchmark Bund:	DBR 0.500% due February 15, 2026

Benchmark Bund Price and Yield:	105.850%; -0.107%

Spread to Benchmark Bund:	+208 bps

Mid-Swap Yield:	0.323%

Spread to Mid-Swap Yield:	+165 bps

Make-Whole Call:	At any time prior to April 19, 2026 at +35 bps

Par Call:	At any time on or after April 19, 2026

Change of Control:	Upon the occurrence of a change of control triggering event, we may be required to offer to repurchase all or a portion of the notes at a price equal to 101% of principal plus accrued and unpaid interest to, but excluding, the repurchase date.

Redemption for Tax Reasons:	In the event of certain changes in the tax laws of the United States, we may redeem all, but not part, of the notes at a price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN / Common Code:	U7135MAB7 / XS1405780617 / 140578061

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL / ACTUAL (ICMA)

Listing:	Application will be made to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization/FCA

Joint Book-Running Managers:	J.P. Morgan Securities plc Barclays Bank PLC

Senior Co-Manager:	Merrill Lynch International

Co-Managers:	Citigroup Global Markets Limited Mizuho International plc TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities International Limited

(1)	A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

(2)	We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next succeeding business day should consult their own advisors.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. The issuer files annual, quarterly, and current reports, proxy statements and other information with the SEC. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s prospectus in the registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. We urge you to read these documents and any other relevant documents when they become available because they contain and will contain important information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC’s web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you, when available, the prospectus supplement and the prospectus if you request it by calling J.P. Morgan Securities plc collect at +44-207-134-2468 or Barclays Bank PLC toll free at 1-888-603-5847.

This pricing term sheet supplements the preliminary prospectus supplement issued by PerkinElmer, Inc. on July 12, 2016 relating to its prospectus dated March 18, 2016.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.